UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Omagine, Inc.
(Name of Issuer)

Common Stock, Par value $0.001 per share
(Title of Class of Securities)

681659-207
(CUSIP Number)

Frank J. Drohan
Omagine, Inc.
350 Fifth Avenue, 48th Floor
New York, NY 10118
212-563-4141

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

(Continued on following pages)

Schedule 13D – Amendment No. 4
CUSIP No.681659-207

1.	NAMES OF REPORTING PERSON Frank J. Drohan (“Drohan”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO and PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,375,137
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,375,137
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,137
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14.	TYPE OF REPORTING PERSON IN

Schedule 13D – Amendment No. 4
CUSIP No.681659-207
This Amendment No. 4 amends and restates Amendment No.3 to the Schedule 13D dated March 19, 2014 filed by Frank J. Drohan and it corrects errors in Item 5(a)(1)(2) and (3) of that Amendment No. 3.

This Amendment No. 4 also amends and restates Amendment No.2 to the Schedule 13D dated May 8, 2006 filed by Frank J. Drohan with respect to the $0.001 par value common stock (CUSIP No. 015388-10-1) of Alfa International Holdings Corp., a Delaware corporation (the "Company"). In June 2007, the Company’s corporate name was changed to Omagine, Inc. pursuant to a filing with the Delaware Secretary of State and effective June 14, 2007, the CUSIP Number for the Company’s $0.001 par value common stock (the “Common Shares”) was changed to CUSIP No. 681659-108. On December 30, 2009, the Company effected a 100-for-1 reverse split of its Common Shares followed immediately thereafter by a 1-for-20 forward split of its Common Shares (the "Stock Splits"). Pursuant to the Stock Splits and effective February 16, 2010, the new CUSIP Number for the Company’s Common Shares is CUSIP No. 681659-207.

Pursuant to a 2012 Rights Offering and Warrant Distribution, the Company distributed a total of 6,422,124 redeemable common stock purchase warrants (“Warrants”) to its shareholders. Of the foregoing, 3,211,062 Warrants are exercisable for the purchase of one Common Share at an exercise price of $5.00 per share (the “$5 Warrants”) and 3,211,062 Warrants are exercisable for the purchase of one Common Share at an exercise price of $10.00 per share (the “$10 Warrants”).

Item 1.                      Securities and Issuer.

Securities:

$0.001 par value common stock (CUSIP #681659-207) (the "Common Stock" or “Common Shares”) of Omagine, Inc. ("Issuer" or the "Company").

Name and Address of Principal Executive Offices of Issuer:

Omagine, Inc.
Empire State Building
350 Fifth Avenue, Suite 4815-17
New York, New York  10118

Item 2.                      Identity and Background.

(a)           Name:

Frank J. Drohan ("Drohan")

(b)           Business Address:

Empire State Building
350 Fifth Avenue, Suite 4815-17
New York, New York  10118

(c)           Present Principal Employment:

Drohan is the President and Chief Executive Officer and a Director  of Issuer and of Issuer's wholly owned subsidiary Journey of Light, Inc. (“JOL”). Drohan also serves as Managing Director of Issuer's 60% owned subsidiary, Omagine LLC, a limited liability company formed in November 2009 under the laws of the Sultanate of Oman. Omagine LLC is engaged in the business of real estate development in the country of Oman. The address of both the Issuer and JOL is: The Empire State Building, 350 Fifth Avenue, Suite 4815-17, New York, NY 10118. The address of Omagine LLC is P.O. Box 708, Madinat Al Sultan Qaboos, 115, Muscat, Sultanate of Oman.

Schedule 13D – Amendment No. 4
CUSIP No.681659-207
(d)           Conviction in Criminal Proceedings:

None

(e)           Securities Laws Violations:

None

(f)           Citizenship:

United States

Item 3.                      Source or Amount of Funds or Other Consideration.

On May 8, 2006, the filing date of Amendment No. 2 to this Schedule 13D, Drohan beneficially owned of record 6,048,006 Common Shares (later adjusted pursuant to the 2009 Stock Splits) and held non-qualified common stock purchase options (“Stock Options”) to purchase 500,000 Common Shares at $0.25 per share. Pursuant to the Stock Splits, the number and exercise price of such Stock Options were later adjusted to 100,000 Common Shares at an exercise price of $1.25 per share.

i.
Pursuant to a Board of Directors resolution dated September 23, 2008, Drohan was granted Stock Options to purchase 500,000 Common Shares at $0.52 per share (later adjusted pursuant to the Stock Splits to 100,000 Common Shares at an exercise price of $2.60 per share).

ii.
On December 9, 2008, pursuant to a resolution of the Board of Directors, the Company issued and contributed 60,576 Common Shares valued at $31,486 representing the Company’s 2008 contribution to the account maintained for the benefit of Drohan pursuant to the Omagine, Inc. 401(k) Plan.

iii.	On March 5, 2009, Drohan gifted 56,500 Common Shares to his son.

iv.
On March 18, 2009, pursuant to a resolution of the Board of Directors, the Company issued and contributed 172,620 Common Shares valued at $34,510 representing the Company’s 2009 contribution to the account maintained for the benefit of Drohan pursuant to the Omagine, Inc. 401(k) Plan.

v.	On January 11, 2010, Drohan gifted 100,000 Common Shares to his son.

vi.	On December 30, 2009, the Company effected a 100-for-1 reverse split of its Common Shares followed immediately thereafter by a 1-for-20 forward split of its Common Shares (the "Stock Splits").

vii.
On March 4, 2010, Drohan disposed of 1.77 Common Shares representing the compulsory disposition of fractional shares resulting from the Stock Splits. In lieu of issuing any fractional shares resulting from the Stock Splits, the Issuer distributed a cash payment for all such fractional shares to the owners thereof following the aggregation and sale by the Issuer's transfer agent of all fractional shares resulting from the Stock Splits. The sale of all such fractional shares was consummated on March 4, 2010.

viii.
Subsequent to the Stock Splits and the compulsory disposition of fractional Common Shares resulting therefrom, Drohan owned of record 1,237,540 Common Shares and held Stock Options to purchase 200,000 Common Shares (100,000 at $1.25 per share and 100,000 at $2.60 per share).

ix.
On February 24, 2010, pursuant to a resolution of the Board of Directors, the Company issued and contributed 135,332 Common Shares valued at $33,833 representing the Company’s 2010 contribution to the account maintained for the benefit of Drohan pursuant to the Omagine, Inc. 401(k) Plan.

x.
On January 19, 2011, pursuant to a resolution of the Board of Directors, the Company issued and contributed 24,166 Common Shares valued at $33,832 representing the Company’s 2011 contribution to the account maintained for the benefit of Drohan pursuant to the Omagine, Inc. 401(k) Plan.

Schedule 13D – Amendment No. 4
CUSIP No.681659-207
xi.
On August 29, 2011, Drohan exercised Stock Options to purchase 100,000 Common Shares at an exercise price of $1.25 per share. $125,000 of  accrued but unpaid salary due to Drohan was offset and utilized by Drohan for the exercise of such Stock Options.

xii.	Pursuant to Board of Directors resolutions dated January 2, 2012 and April 13, 2012, Drohan was granted Stock Options to purchase 750,000 Common Shares at $1.70 per share.

xiii.	During February and March of 2012, the Issuer conducted a Rights Offering and Warrant Distribution for the sole benefit of its shareholders of record as of February 24, 2012.

xiv.
On March 30, 2012, Drohan exercised 322,730 Rights to purchase 322,730 Common Shares at $1.25 per share. $155,921 of accrued but unpaid salary due to Drohan and $247,492 of principal and interest owed by the Issuer to Drohan pursuant to a promissory note was offset and utilized by Drohan for the exercise of such Rights.

xv.	In April 2012, pursuant to the Rights Offering and Warrant Distribution, Drohan was issued 645,460 Warrants (322,730 of which are $5 Warrants and 322,730 of which are $10 Warrants).

xvi.
On May 8, 2012, pursuant to a resolution of the Board of Directors, the Company issued and contributed 22,925 Common Shares valued at $34,388 representing the Company’s 2012 contribution to the account maintained for the benefit of Drohan pursuant to the Omagine, Inc. 401(k) Plan.

xvii.	On December 26, 2012, Drohan gifted 7,340 Common Shares to his son.

xviii.
On January 15, 2013, pursuant to a resolution of the Board of Directors, the Company issued and contributed 24,557 Common Shares valued at $33,889 representing the Company’s 2013 contribution to the account maintained for the benefit of Drohan pursuant to the Omagine, Inc. 401(k) Plan.

xix.	On August 20, 2013, Drohan gifted 12,389 Common Shares to his son.

xx.
On February 13, 2014, pursuant to a resolution of the Board of Directors, the Company issued and contributed 32,156 Common Shares valued at $33,442 representing the Company’s 2014 contribution to the account maintained for the benefit of Drohan pursuant to the Omagine, Inc. 401(k) Plan.

As of the date hereof, Drohan owns of record 1,879,677 Common Shares and 645,460 Warrants (322,730 of which are $5 Warrants and 322,730 of which are $10 Warrants) and holds Stock Options to purchase 850,000 Common Shares (100,000 at $2.60 per share and 750,000 at $1.70 per share).

Item 4.                      Purpose of Transaction.

Drohan acquired and holds the Common Stock and the Warrants for the purpose of managing and developing the Issuer and investing in its growth. Drohan has no plans or proposals of the kind described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)	The following table and notes summarize Drohan’s Common Share ownership as of the date hereof:

Name	(a) Owned of Record	(b) Unissued Shares Underlying Stock Options	(c) Unissued Shares Underlying Warrants	(d) Total Shares Beneficially Owned	(e) Percent
Frank J. Drohan	1,879,677	850,000	645,460	3,375,137	20.2%

Schedule 13D – Amendment No. 4
CUSIP No.681659-207
(1)	Amount in column (a) is the 1,879,677 Common Shares owned of record as of March 13, 2014 by Drohan.
(2)
Amounts in columns (b) and (c) for Drohan represent the 1,495,460 Common Shares with respect to which Drohan has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Act and are unissued shares underlying 850,000 exercisable Stock Options and 645,460 exercisable Warrants.

(3)
The ownership percentage in column (e) is based on 15,217,801 Common Shares issued and outstanding as of March 13, 2014 and on Common Shares owned by Drohan (including unissued Common Shares underlying Stock Options and Warrants owned by Drohan that are exercisable for Common Shares within 60 days of March 13, 2014). Beneficial ownership and Common Shares outstanding are determined in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). The unissued Common Shares underlying Stock Options or Warrants owned by Drohan that are currently exercisable or exercisable within 60 days of March 13, 2014 are deemed to be outstanding and beneficially owned by Drohan for the purpose of computing the percentage of outstanding Common Shares owned by Drohan.

(b)	Drohan has sole voting and dispositive power over 3,375,137 Common Shares of the Issuer.

(c)
Other than the Issuer’s contribution on February 13, 2014 of 32,156 Common Shares valued at $33,442 to Drohan’s Omagine, Inc. 401(k) Plan account as described in Item 3 (xx) above, Drohan has not effected any transactions in the securities of the Issuer during the 60 days prior to the date hereof.

(d)	No person other than Drohan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,375,137 Common Shares reported in Item 5(a).

(e)	Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 23, 2008, the Company issued Stock Options to Drohan to purchase a total of 500,000 Common Shares. The Stock Options were exercisable at a price of $0.52 per share, vested ratably over five years and expire ten years after the date of grant. As of the date hereof such Stock Options are fully vested and pursuant to the Stock Splits are now exercisable for the purchase of 100,000 Common Shares at an exercise price of $2.60 per share and expire on September 22, 2018.

Pursuant to Board of Directors resolutions dated January 2, 2012 and April 13, 2012, Drohan was granted Stock Options to purchase 750,000 Common Shares at $1.70 per share and such Stock Options contain a “cashless exercise” feature. As of the date hereof such Stock Options are fully vested and expire on December 31, 2014.

In April 2012, pursuant to the Rights Offering and Warrant Distribution, Drohan was issued 645,460 Warrants (322,730 of which are $5 Warrants and 322,730 of which are $10 Warrants). All such Warrants are redeemable by the Issuer at $0.001 per Warrant on 30 days prior written notice and, if not exercised or redeemed, expire on December 31, 2014.

Item 7.                      Material to Be Filed as Exhibits.

None

Schedule 13D – Amendment No. 4
CUSIP No.681659-207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2014
/s/ Frank J. Drohan
Frank J. Drohan, President